FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of MAY, 2002

                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X           Form 40-F
                                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes               No   X
                                                 -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Hilton Petroleum Ltd.
                                         ---------------------------------------
                                         (Registrant)

Date    MAY 29, 2002                     By  /s/ "Nick DeMare"
        -------------------------        ---------------------------------------
                                             Nick DeMare
                                             Director
                                             (Signature)*

      *Print the name and title of the signing officer under his signature.

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                              HILTON PETROLEUM LTD.

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                        Investor Relations 1-888-303-3361
                         TSX Venture: HTP / OTCBB: HTPTF
                        Web Site: www.hiltonpetroleum.com

--------------------------------------------------------------------------------

NEWS RELEASE                                                        May 29, 2002

                                 Company Update

EAST LOST HILLS - An agreement in principle has been reached between the Company and the operator of the East Lost Hills Joint Venture (the "Operator"), the result of which is that testing of the East Lost Hills #4 and #9 wells can proceed. The Operator had refused to proceed with testing until an agreement was reached.

Formal documentation to implement the agreement in principle is being prepared. The principal intent of the agreement is that the Company's share of drilling, testing and completion costs for the ELH #4 and #9 wells will be paid by the Operator and in return the Operator will assume the Company's working interest in these wells until 300% of the costs are recovered from revenues from each respective well. The Company is awaiting receipt of formal documentation from the Operator in order to finalize the agreement in principle.

To date the Company has spent US$19.2 million on the acquisition, exploration, and development of the East Lost Hills wells.

HILTON TECHNOLOGIES INC. - Mr. Busby, provides the following update on the activities of the Company's subsidiary Hilton Technologies Inc. Hilton Technologies Inc. is a private company which has approximately 10 million shares issued and outstanding of which Hilton Petroleum Ltd. owns 8 million shares [80%]. It is the intent of Management to have Hilton Technology Inc. apply for its own public listing within the next 12 months.

The current assets of Hilton Technologies Inc. are:
- 1.8 million shares of [30% ownership] Enabled Simulations Inc.(shares issued)
- 1.6 million common shares of Whistler Inc. (shares not yet issued)
- 100% ownership of the "StaySafe" product line and its proprietary technology
- 100% ownership of the "Your Next Step" product line
- 50% interest in Biostatic Medical Technologies Inc. [In the event that Hilton Petroleum does not secure investor funds, including grants, for a total of $1 million this interest can be decrease to 25%. At this time a verbal commitment on a $750,000 grant has been obtained.]

A brief description of each asset is as follows:

Enabled Simulations Inc. [formerly GKO- Advanced Technologies]
--------------------------------------------------------------
     Currently a private company located in Edmonton, Alberta, Enabled Simulations is in the process of being taken public through a reverse take-over. Once the deal has been completed Enabled Simulations will trade on the Toronto Stock Exchange at which time they intend to complete a new financing to raise $2.25 million at a price of $3.00 per share. Enabled Simulations utilizes proprietary software technology that can be used to great advantage within the Process/Plant Optimization and Process/Plant Personnel Training industries. It has developed a new plant optimization and plant control software called the "Virtual Plant".

Whistler Inc.
-------------
     A public company which trades on NASDAQ Over The Counter Bulletin Board (OTCBB) is located in Vancouver, British Columbia. Whistler Inc. is in the process of developing, manufacturing and marketing the Carbon-X fuel cell. The advantage of Whistler's Carbon-X fuel cell is the ability to mass produce at a commercially viable price. The first fuel cells are expected to be ready for sale within the next 90 days. At the present time the common shares are trading in the US$ 0.25 range.

                                     Page 1

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StaySafe
--------
     Is a hazard avoidance software program which employs first-of-its-kind artificial intelligence and simulation capabilities into a CD-Rom/Web-based solution to help municipalities, first-response agencies and corporate America prepare and plan for a wide variety of emergency situations. The software is receiving a very favourable response in the United States. In addition to the current CD-Rom, StaySafe also provides consulting services to large corporations to further customise the software to their specific needs.

Your Next Step
--------------
     Is an Artificial Intelligence based weight control and health management software program that generates individual personalized diet and fitness programs for the user. The program will help an individual to achieve a desired weight and level of fitness through personalized manipulation of diet and exercise routines while taking into consideration the individual's current health conditions and food preferences. The CD-Rom is interactive and requires input from the individual. By inputting your current diet and exercise habits, the program will allow you to simulate what you will look like 5 - 10 -15 years in the future. We visualize that there will be three different CD-Rom programs - the Weight and Health CD which will retail for less than US $100, the Weight, Health and Physical Fitness CD which will retail below US $200 and the Metabolic Syndrome CD will be marketed to doctors and hospitals. In conjunction with the CD- Rom program the Company and its consultants are currently writing a book that will be presented to the publishers for publications. The book and CD-Rom should be available for sale by the fourth quarter of this year.

Biostatic Medical Technologies Inc.
-----------------------------------
     Biostatic Medical Technologies is currently a private company that is in the process of developing a highly accurate simulation of the human body that can emulate sophisticated biological functions, better explain biological relationships, and predict the behaviour of the complete human biological systems. Biostatic's mission is to use its advanced simulation and artificial intelligence technology to provide proprietary tools for the study of biological systems in order to create a series of medical diagnostic capabilities, therapeutic products and pharmaceutical development systems for the medical industry.

Hilton's common shares are listed on the TSX Venture Exchange under the symbol "HTP" and in the United States on the OTC Bulletin Board as "HTPTF". Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com; or by contacting Des O'Kell at 1-888-303- 3361.

ON BEHALF OF THE BOARD

/s/ "Donald Busby"
----------------------
Donald W. Busby, Chairman

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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